EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BetterLife Pharma Inc. (the “Company” or “BetterLife”) 1275 West 6th Avenue Suite 300 Vancouver, British Columbia V6H 1A6

Item 2	Date of Material Change

July 31, 2026

Item 3	News Releases

News releases dated July 13, July 9 and July 6, 2026

Item 4	Summary of Material Change

BETR-001

In July 2026, the Company entered into an agreement with Nucro-Technics Inc. to conduct the last IND-enabling GLP toxicology study with BETR-001 for its planned IND and Phase 1 program.

The Company also announced that it is prioritizing its lead clinical-stage asset, BETR-001, to pursue migraine and other primary headache disorders as its lead indications. The strategic focus concentrates BETR-001’s development on one of the largest, most disabling and most underserved areas of neurology, and does so through a serotonin-receptor mechanism of action that is already clinically validated and approved by the U.S. Food and Drug Administration (FDA) in multiple marketed migraine therapies. BetterLife has completed its FDA pre-IND meeting for BETR-001, has initiated the final the IND-enabling toxicity study, and substantially completed GMP scale-up manufacturing (achieved without using LSD as a starting material). The Company anticipates filing its Investigational New Drug (IND) application in 1Q 2027.

Director Appointment and Stock Option Grant

In July 2026, the Company appointed John W. LaRocca, Esq. to its Board of Directors. Mr. LaRocca will also serve as a member of the Company’s Audit Committee.

Mr. LaRocca is a three-decade biopharmaceutical industry executive with extensive public company seasoning across the full life-sciences lifecycle, spanning generics, branded specialty pharma, commercial biotech, and pre-commercial pipeline assets. He has served as Chief Legal Officer, Corporate Secretary, and founding Chief Compliance Officer at four NYSE- and Nasdaq-listed companies, advising boards through proxy seasons, SEC reporting cycles, contested transactions, government investigations, a U.S. Supreme Court decision, and two sell-side exits together valued at more than $1.3 billion.

Pursuant to the appointment of Mr. LaRocca as Director, the Company has agreed to grant Mr. LaRocca stock options to purchase 500,000 common shares of BetterLife, with an exercise price of $0.19, quarterly vesting over 24 months and a ten (10) year term.

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Exercises of Warrants and Stock Options

During July 2026, the Company received gross proceeds of $335,000 from the exercises of 2,650,000 share purchase warrants. The Company issued 2,650,000 common shares in connection with the exercises of these warrants at prices of $0.10 and $0.15. The Company also issued 250,000 common shares in connection with the exercise of 250,000 stock options for proceeds of $17,500.

The Company intends to use the proceeds received for ongoing development of BETR-001 and working capital purposes.

Debt Conversion

On July 10, 2026, principal and accrued interest on convertible debentures totaling $76,361.65 were converted into 763,617 units of the Company. Each unit consists of one common share and one share purchase warrant with exercise price of $0.10.

Other

On July 24, 2026, the Company filed a Notice of Meeting and Record Date for its 2026 annual general meeting (“AGM”). The AGM will be held on October 5, 2026 with a record date of August 18, 2026.

Item 5	Full Description of Material Change

Refer to Item 4.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8	Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9	Date of Report

July 31, 2026

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SCHEDULE “A”

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BetterLife Pharma Prioritizes BETR-001 to Lead in Migraine and Headache Disorders, Targeting a Clinically Validated, FDA-Precedented Serotonergic Mechanism

Fully non-hallucinogenic, oral, non-scheduled 5-HT2A neuroplastogen differentiates BETR-001 from every other 5-HT2A agonist program; depression and other psychiatric disorders retained as optional future indications

VANCOUVER, British Columbia, July 13, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), today announced the prioritization of its lead clinical-stage asset, BETR-001, to pursue migraine and other primary headache disorders as its lead indications. The strategic focus concentrates BETR-001’s development on one of the largest, most disabling and most underserved areas of neurology, and does so through a serotonin-receptor mechanism of action that is already clinically validated and approved by the U.S. Food and Drug Administration (FDA) in multiple marketed migraine therapies.

BETR-001 is the patented, active (6R,9R) stereoisomer of 2-bromo-LSD (2-Br-LSD) - a fully non-hallucinogenic derivative of LSD that acts as a 5-HT2A partial agonist and potent “neuroplastogen.” Prioritizing BETR-001 for migraine and headache aligns the asset’s validated pharmacology, existing human clinical precedent, and de-risked regulatory package with a market of more than one billion patients, while preserving optionality across psychiatry and neuropathic pain.

A Migraine Mechanism That Is Already Validated - and Already Approved

Serotonin (5-HT) receptor pharmacology is the foundation of modern migraine therapy. Unlike the psychiatric indications pursued by most serotonergic programs, migraine is a field where serotonergic mechanisms of action have been repeatedly proven in the clinic and approved by regulators for more than six decades:

•	Triptans (e.g., sumatriptan) are 5-HT1B/1D receptor agonists and remain the standard of care for acute migraine.
•	Lasmiditan (Reyvow®), a selective 5-HT1F receptor agonist, was FDA-approved in 2019, confirming that serotonergic agonism continues to yield new, approved migraine medicines.
•	Ergot alkaloids - dihydroergotamine and ergotamine - are lysergic-acid–derived agents acting across multiple serotonin receptors, including 5-HT2, and have been used in migraine for generations.
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Methysergide, FDA-approved in 1962 as a migraine preventive, is itself a lysergic-acid (LSD-related) derivative that acts through serotonin 5-HT2 and 5-HT1 receptors - the closest structural and mechanistic precedent to BETR-001.

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BETR-001 sits squarely within this validated serotonergic - and specifically lysergic-pharmacology but is engineered to remove the liabilities that constrained the earlier agents: the fibrotic toxicity that limited methysergide, the vasoconstriction and cardiovascular restrictions of ergots and triptans, and the hallucinogenic activity of LSD. In short, BETR-001 pursues a mechanism the field already knows works, in a molecule designed to be safer and more patient-friendly.

Direct human precedent already exists. In a published clinical pilot study, 2-bromo-LSD (the racemic form) reduced both the frequency and intensity of attacks in cluster headache patients, with no hallucinations or distortions and no cardiopulmonary adverse events (Karst et al., Cephalalgia, 2010). This provides rare, mechanism-confirming clinical evidence for BETR-001’s activity in a severe headache disorder.

5-HT2A-Driven Neuroplasticity May Offer Benefits Beyond Symptom Relief

Beyond acute serotonergic signaling, BETR-001 is a potent neuroplastogen. Its 5-HT2A partial agonism promotes dendritic and synaptic (spine) growth - “rewiring” of neural circuits - as demonstrated in peer-reviewed preclinical work (Lewis et al., Cell Reports, 2023), which characterized 2-Br-LSD as a non-hallucinogenic LSD analog with therapeutic potential and confirmed its effects are dependent on 5-HT2A activation.

Migraine is increasingly understood as a disorder of central sensitization and maladaptive neural plasticity, in which repeated attacks drive chronification, interictal burden, and comorbid mood symptoms. A therapy that engages neuroplasticity therefore has the potential to move beyond episodic symptom control toward durable, potentially disease-modifying benefit - an attribute no existing migraine class provides. This positions BETR-001 to address not only acute and episodic migraine, but also the highest-need segments: chronic migraine, medication-overuse headache, and patients with comorbid anxiety or depression.

A Large, Disabling and Underserved Patient Population

•	Migraine affects an estimated 1.1 billion people worldwide and is the second leading cause of years lived with disability globally - and the single leading cause of disability in people under age 50.
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In the United States, roughly 15.5% of adults report migraine or severe headache, with women affected roughly three times as often as men and peak prevalence during the most productive working years (ages 25–55).

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Chronic migraine (≥15 headache days per month) represents a particularly disabled subset; among employed U.S. adults with chronic migraine alone, lost productivity has been estimated at hundreds of millions of dollars per week.

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Cluster headache - often called “suicide headache” - is an orphan-designated, extraordinarily severe disorder that remains a high-unmet, de-risking beachhead for BETR-001, supported by the direct human evidence noted above.

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Despite recent innovation, current preventives (topiramate, beta-blockers, and the CGRP antibodies and gepants) leave a large share of patients inadequately controlled, intolerant of side effects, or facing significant cost and access barriers - sustaining a multibillion-dollar unmet need that a well-tolerated, oral, at-home, non-scheduled therapy is well positioned to serve.

Differentiated From Every Other 5-HT2A Agonist Program

The current wave of 5-HT2A agonist development - including programs built around LSD, psilocybin, and their analogs - is almost entirely directed at psychiatric indications and, critically, retains the hallucinogenic activity of the parent psychedelics. Those programs remain controlled substances requiring specialized clinics, prolonged in-clinic dosing, and monitoring by mental-health professionals. BETR-001 is fundamentally different on every axis:

•	Fully non-hallucinogenic - no “trip,” no head-twitch response in preclinical models, enabling routine outpatient use.
•	Not a controlled substance - removing scheduling, distribution, insurability and access barriers.
•	Oral, at-home self-administration - no specialized clinics, no monitored dosing sessions, no accompanying cost and resource burden.
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Aimed at neurology and pain, not crowded psychiatry - BETR-001 pursues migraine and headache, where the serotonergic mechanism is already approved, rather than competing in the saturated psychedelic-psychiatry field.

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De-risked and protected - prior human efficacy signal in headache, an improved cardiac-safety profile versus LSD, no tolerance on repeat dosing, and a granted U.S. composition-of-matter patent providing coverage to 2042.

Together, these attributes make BETR-001 the only 5-HT2A neuroplastogen positioned to deliver the therapeutic benefits associated with this receptor while being suitable for broad, everyday prescribing in a mainstream neurology indication.

Depression and Additional Indications Retained as Future Optionality

BETR-001’s neuroplastogenic mechanism and demonstrated activity in preclinical depression and anxiety models mean that major depressive disorder, anxiety, PTSD, neuropathic pain, and traumatic brain injury / concussion remain attractive future indications. Under the new strategy these are retained as optional, value-expanding opportunities to be advanced opportunistically or through partnerships, while the Company concentrates its lead development resources on the migraine and headache franchise.

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Development Status and Next Steps

BetterLife has completed its FDA pre-IND meeting for BETR-001, has initiated the final the IND-enabling toxicity study, and substantially completed GMP scale-up manufacturing (achieved without using LSD as a starting material). The Company anticipates filing its Investigational New Drug (IND) application in 1Q 2027.

Management Commentary

“Migraine is one of the world’s largest and most disabling conditions, and it is one of the few areas where serotonergic pharmacology is not experimental - it is already approved and prescribed every day. BETR-001 lets us pursue that validated mechanism with a molecule that is non-hallucinogenic, non-scheduled, and taken as a simple oral pill at home. That combination is unique among 5-HT2A programs, and we believe it gives BETR-001 a clear, differentiated path to patients who need better options.”

- Dr. Ahmad Doroudian, Chief Executive Officer, BetterLife Pharma Inc.

About BETR-001

BETR-001 is the active (6R,9R) stereoisomer of 2-bromo-LSD, a fully non-hallucinogenic derivative of LSD and a potent 5-HT2A neuroplastogen. It is designed as an oral, at-home therapy that is not restricted as a controlled substance. BETR-001 is protected by a granted U.S. composition-of-matter patent with coverage to 2042, with additional filings underway in other major markets.

About BetterLife Pharma Inc.

BetterLife Pharma Inc. is a biotechnology company engaged in the development of cutting-edge treatments for neuro-psychiatric and neurological disorders. Its lead asset, BETR-001, is a non-hallucinogenic, non-controlled 5-HT2A neuroplastogen.

For more information, visit the Company’s website and its continuous-disclosure filings on SEDAR+ at www.sedarplus.ca.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

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Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and predictions. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. BetterLife considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions that these assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect. Factors and risks which could cause actual results to differ materially from current expectations include, among other factors, those related to the timing or successful completion of the Company’s development plans including, but not limited to, synthesis of its compounds, obtaining regulatory approval, and the success of pre-clinical and clinical studies. Forward-looking information is based upon a number of assumptions and estimates of management at the date the statements are made. Risk factors include, among other things, BetterLife’s ability to raise capital to complete its plans and fund its studies, and assumptions are inherently subject to significant economic, social, political, competitive, regulatory and other uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or except as required by law. For additional information on risks and uncertainties relating to these forward-looking statements, investors should consult the Company’s ongoing continuous disclosure and other filings found on SEDAR+ at www.sedarplus.ca.

Selected References

Karst M, Halpern JH, Bernateck M, Passie T. The non-hallucinogen 2-bromo-lysergic acid diethylamide as preventative treatment for cluster headache. Cephalalgia. 2010.

Lewis V, Bonniwell EM, Lanham JK, et al. A non-hallucinogenic LSD analog with therapeutic potential for mood disorders. Cell Reports. 2023.

Global Burden of Disease migraine epidemiology (~1.1 billion cases, 2019); GBD 30-year trend review, Pain and Therapy, 2024.

Koehler PJ, Tfelt-Hansen PC. History of methysergide in migraine. Cephalalgia. 2008 (FDA approval 1962; lysergic-acid derivative).

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BetterLife Pharma Announces Appointment of John W. LaRocca to Board of Directors and Audit Committee

VANCOUVER, British Columbia, July 9, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotechnology company developing BETR-001 for the treatment of migraine and headache disorders, is pleased to announce the appointment of John W. LaRocca, Esq. to its Board of Directors. Mr. LaRocca will also serve as a member of the Company’s Audit Committee.

Mr. LaRocca is a three-decade biopharmaceutical industry executive with extensive public company seasoning across the full life-sciences lifecycle, spanning generics, branded specialty pharma, commercial biotech, and pre-commercial pipeline assets. He has served as Chief Legal Officer, Corporate Secretary, and founding Chief Compliance Officer at four NYSE- and Nasdaq-listed companies, advising boards through proxy seasons, SEC reporting cycles, contested transactions, government investigations, a U.S. Supreme Court decision, and two sell-side exits together valued at more than $1.3 billion.

In the boardroom, Mr. LaRocca has served as Corporate Secretary at three Nasdaq-listed public companies — Y-mAbs Therapeutics, Aerie Pharmaceuticals, and Eagle Pharmaceuticals — where he managed the proxy process, 10-K, 10-Q and 8-K reporting cycles, Section 16 filings, at-the-market offerings, equity plan administration, and board operating practices. His experience spans mergers and acquisitions, corporate governance, securities and SEC compliance, executive compensation, enterprise risk, and healthcare regulatory and compliance matters — the full range of expertise a public-company audit committee relies on.

A track record across M&A, securities, and compliance

On the transactional side, Mr. LaRocca served as principal legal officer on the $930 million sale of Aerie Pharmaceuticals to Alcon Laboratories, a Novartis subsidiary, and the $412 million sale of Y-mAbs Therapeutics to SERB Pharmaceuticals, which closed in 2025 at a 105% premium. Earlier, as Deputy General counsel at Actavis, he supported the approximately $25 billion acquisition of Forest Laboratories and the approximately $8 billion acquisition of Warner Chilcott, and over his career has led more than 200 asset, intellectual property, and product transactions across buy-side, sell-side, cross-border, and post-close integration mandates.

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A two-time founding Chief Compliance Officer, at Eagle Pharmaceuticals and at Actavis, Mr. LaRocca designed publicly traded healthcare compliance programs from inception, aligned with the OIG’s seven-element guidance, chaired enterprise risk management, and negotiated consent orders with the FTC and FDA and settlement orders with the DOJ and multiple State Attorneys General. He also won a landmark 5–4 U.S. Supreme Court decision in PLIVA, Inc. v. Mensing, an industry-altering ruling on generic drug preemption, and has overseen litigation portfolios exceeding 2,500 cases and approximately $2.5 billion in aggregate risk.

“As we enter our new and exciting phase of progress, John’s appointment will add significant and complimentary depth and knowledge to our Board. His expertise across multiple legal and regulatory channels will greatly enhance our ability to take BetterLife to much higher levels,” said Ahmad Doroudian, Chief Executive Officer of BetterLife.

“We are delighted to welcome John to our Board of Directors and Audit Committee,” said Doug Drysdale, Executive Chairman of BetterLife. “John brings the kind of public-company governance, securities, and M&A experience that is directly relevant to where BetterLife is headed. As a Chief Legal Officer and Corporate Secretary at multiple Nasdaq-listed companies, and as a two-time founding Chief Compliance Officer, he has sat at the center of the boardroom through transactions, SEC reporting cycles, and complex regulatory matters. His judgment will strengthen our governance and our ability to create long-term value for shareholders.”

“I am honored to join BetterLife’s Board of Directors and its Audit Committee at such an important stage in the Company’s development,” said Mr. LaRocca. “BetterLife’s approach to treating neurological disorders is compelling, and I look forward to bringing my experience in governance, securities compliance, M&A, and enterprise risk to support the Board, management, and shareholders as the Company advances BETR-001 and executes its growth strategy.”

Mr. LaRocca is the founder and principal of LaRocca Pharma Law Group / LaRocca Advisory Services, providing board-advisory, fractional General Counsel, and Chief Compliance Officer services to public, private-equity-backed, and pre-IPO life sciences companies. He holds a Juris Doctor from Columbia Law School and a Bachelor of Arts from Columbia College, and is admitted to practice in New York and New Jersey.

Pursuant to the appointment of Mr. LaRocca as Director, the Company has agreed to grant Mr. LaRocca stock options to purchase 500,000 common shares of BetterLife, with an exercise price of $0.19, quarterly vesting over 24 months and a ten (10) year term.

BetterLife also announces that it has received gross proceeds of $40,000 from the exercise of 350,000 share purchase warrants. The Company issued 350,000 common shares in connection with the exercise of these warrants at prices of $0.10 and $0.15. The Company intends to use the gross proceeds received for ongoing development of BETR-001 and working capital purposes.

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About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing BETR-001 to treat various neurological disorders. BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of various neurological disorders, until around 2042. BetterLife also owns a drug candidate for the treatment of viral infections and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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BetterLife Engages Nucro-Technics to Complete the last GLP Toxicology Study of BETR-001 Required by the FDA for IND and Phase 1

VANCOUVER, British Columbia, July 6, 2026 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU) announces it has entered into an agreement with Nucro-Technics Inc. (“Nucro”) to conduct the last IND-enabling GLP toxicology study with BETR-001 for its planned IND and Phase 1 program.

BETR-001 is 2-bromo-lysergic acid diethylamide (2-Br-LSD), a non-hallucinogenic derivative of LSD. BETR-001 is a potent neuroplastogen and an agonist of the 5-HT1B, 5-HT1D, and 5-HT1F receptors, which are clinically validated targets of migraine therapies, as well as the 5-HT2A receptors. BETR-001 is being developed initially for migraine and cluster headache, two disabling headache disorders with substantial unmet medical needs. The BETR-001 IND filing is projected for Q1 2027.

“We are pleased to be partnering with Nucro to conduct the final BETR-001 IND-enabling GLP toxicology study. Their toxicology and regulatory expertise strengthen our path to an IND filing in the first quarter of 2027,” said Dr. Ahmad Doroudian, BetterLife’s Chief Executive Officer.

“We are pleased to partner with BetterLife to advance BETR-001 toward the clinic through design and conduct of the final IND-enabling GLP toxicology study. Our teams share a commitment to advancing innovative therapies efficiently and responsibly, with the goal of bringing new treatment options to patients. We are proud to support this program as it progresses toward IND submission and first-in-human clinical studies, “said John Fanaras, President of Nucro.

About BetterLife Pharma

BetterLife Pharma Inc. is a biotechnology company developing compounds for the treatment of neurological and neuro-psychiatric disorders. Its lead candidate, BETR-001, is a non-hallucinogenic LSD-derivative molecule in preclinical development.

For further information, please visit BetterLife Pharma.

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Contact

Ahmad Doroudian, Chief Executive Officer

Email: Ahmad.Doroudian@blifepharma.com

Phone: 1-604-221-0595

About Nucro-Technics

Nucro-Technics Inc. is a Pharmaceutical Contract Support Organization and conducts GMP & GLP-Compliant Chemistry, Microbiology, Toxicology, Genetic Toxicology, and Bioanalytical Testing to fulfill FDA, Health Canada, European and other International Regulatory Agencies.

For further information, please visit Nucro-Technics.

Contact

John C. Fanaras, President

Email: fanaras@nucro-technics.com

Phone: 416-438-6727 Ext. 232

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release may contain forward-looking statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. Forward looking statements include, but are not limited to, statements regarding the projected therapeutic potential of LSD and the treatment potential of BETR-001. These statements reflect current expectations and are subject to risks and uncertainties that could cause actual results to differ materially, including risks relating to financing, clinical and regulatory timelines and the Company's ability to continue as a going concern. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release. Additional risk factors are described in the Company's filings at www.sedarplus.ca. The Company undertakes no obligation to update these statements except as required by law.

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